# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Establishment Labs Holdings, Inc., CIK 0001688757
CUSIP: G31249108
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 11401 Century Oaks Terrace, Suite 400, Austin, Texas (TX), 78758
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001549738

## Reporting persons
- JW Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,692,856; sole dispositive power 0; shared dispositive power 2,692,856; aggregate amount beneficially owned 2,692,856 (9.15% of the class)
- JW Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,006,252; sole dispositive power 0; shared dispositive power 2,006,252; aggregate amount beneficially owned 2,006,252 (6.82% of the class)
- JW Opportunities Fund, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 686,604; sole dispositive power 0; shared dispositive power 686,604; aggregate amount beneficially owned 686,604 (2.33% of the class)
- JW GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,692,856; sole dispositive power 0; shared dispositive power 2,692,856; aggregate amount beneficially owned 2,692,856 (9.15% of the class)
- Jason G. Wild: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,692,856; sole dispositive power 0; shared dispositive power 2,692,856; aggregate amount beneficially owned 2,692,856 (9.15% of the class)

## Item 1. Issuer
Name of issuer: Establishment Labs Holdings, Inc.
Address of issuer's principal executive offices: 11401 Century Oaks Terrace, Suite 400 Austin TX 78758

## Item 2. Person Filing
Name of person filing: JW Asset Management, LLC
Address of principal business office or, if none, residence: 1051 N. Venetian Blvd Miami Beach 33139
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 29,430,390 outstanding shares of Common Stock of the Issuer, as of May 7, 2026, as disclosed on the Issuer's 10-Q filed with the SEC on May 8, 2026.
Percent of class: The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 29,430,390 outstanding shares of Common Stock of the Issuer, as of May 7, 2026, as disclosed on the Issuer's 10-Q filed with the SEC on May 8, 2026.
Sole power to vote or to direct the vote: The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 29,430,390 outstanding shares of Common Stock of the Issuer, as of May 7, 2026, as disclosed on the Issuer's 10-Q filed with the SEC on May 8, 2026.
Shared power to vote or to direct the vote: The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 29,430,390 outstanding shares of Common Stock of the Issuer, as of May 7, 2026, as disclosed on the Issuer's 10-Q filed with the SEC on May 8, 2026.
Sole power to dispose or to direct the disposition: The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 29,430,390 outstanding shares of Common Stock of the Issuer, as of May 7, 2026, as disclosed on the Issuer's 10-Q filed with the SEC on May 8, 2026.
Shared power to dispose or to direct the disposition: The Information required by Items 4(a) - (c) is set forth in Rows 5-12 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 29,430,390 outstanding shares of Common Stock of the Issuer, as of May 7, 2026, as disclosed on the Issuer's 10-Q filed with the SEC on May 8, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JW Asset Management, LLC: /s/ Jason Klarreich, Jason Klarreich/Attorney-In-Fact (07/31/2026)
- JW Partners, LP: /s/ Jason Klarreich, Jason Klarreich/Attorney-In-Fact (07/31/2026)
- JW Opportunities Fund, LLC: /s/ Jason Klarreich, Jason Klarreich/Attorney-In-Fact (07/31/2026)
- JW GP, LLC: /s/ Jason Klarreich, Jason Klarreich/Attorney-In-Fact (07/31/2026)
- Jason G. Wild: /s/ Jason Klarreich, Jason Klarreich/Attorney-In-Fact (07/31/2026)